UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

CERES COIN LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3602143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

C/O CM Solutions LLC, 39W462 Baert Lane, St. Charles, IL 60175
(Full mailing address of principal executive offices)

331-276-2561
(Issuer’s telephone number, including area code)

Coins and Tokens of the Company
(Title of each class of securities issued pursuant to Regulation A)

ITEM 7.  FINANCIAL STATEMENTS

CERES Coin LLC

Financial Statements

For the Year Ended December 31, 2020 and December 31, 2019

(audited)

Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Sole Member of CERES Coin LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CERES Coin LLC (the “Company”) as of December 31, 2020 and 2019 and the related statements of operations, member’s deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant expenses to date and has not generated revenues from operations both of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Turner, Stone & Company, L.L.P.

Accountants and Consultants

12700 Park Central Drive, Suite 1400

Dallas, Texas 75251

Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665

Toll Free: 877-853-4195

Web site: turnerstone.com

INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas

December 20, 2021

We have served as the Company’s auditor since 2018.

Balance Sheets

December 31, 2019 and December 31, 2020

	12/31/2020	12/31/2019

ASSETS
Current Assets
Cash	$2,123	$50
Total Current Assets	$2,123	$50
Total Assets	$2,123	$50

LIABILITIES
Current Liabilities
Accrued expenses due to Related Parties (Note 3)	$55,776	$-
Private Investment Agreements	230,000	230,000
Total Current Liabilities	$285,776	$230,000
TOTAL Liabilities	$285,776	230,000

MEMBER'S DEFICIT
Total Member's Deficit	$(283,653)	$(229,950)

TOTAL LIABILITIES & MEMBER'S DEFICIT	$2,123	$50

Statement of Operations

Years Ended December 31, 2019 and December 31, 2020

	12/31/2020	12/31/2019
REVENUES
TOTAL REVENUES	$-	$-

OPERATING EXPENSES
General and Administrative, related party (Note 3)	34,029	2,548
Write down of I/C receivable (Note 3)	-	12,449
Professional Services, related party (Notes 3 & 5)	22,674	41,700
TOTAL OPERATING EXPENSES	$56,703	$56,697

OPERATING LOSS	$(56,703)	$(56,697)

Other income
Economic Injury Disaster Grant	3,000	-
TOTAL OTHER INCOME	3,000	-

NET LOSS	$(53,703)	$(56,697)

Statements of Member's Deficit

Years Ended December 31, 2019 and December 31, 2020

Balance at December 31, 2018	(173,253)

Net Loss	(56,697)
Balance at December 31, 2019	$(229,950)

Net Loss	(53,703)
Balance at December 31, 2020	$(283,653)

Statements of Cash Flows

Years Ended December 31, 2019 and December 31, 2020

	12/31/2020	12/31/2019

Cash flows from operating activities
Net Loss	$(53,703)	$(56,697)
Adjustments to reconcile net loss to net
cash used in operating activities
Write down of Related Party Receivable (Note 3)		12,449
Changes in operating liabilities
Accrued expenses due to Related Parties (Note 3)	57,776	44,248

Net cash provided by operating activites	$4,073	$-

Cash flows from financing activities
Advances to related party	$(2,000)	$-
Net cash used in financing activities	$(2,000)	$-

Net increase in cash	$2,073	$-
Cash at beginning of year	50	50
Cash at end of year	$2,123	$50

Non-cash investing and financing activities

For the year ended December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to Company accrued expenses in the amount of $ 222,168
(Note 3)

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and December 31, 2020

1. BACKGROUND AND DESCRIPTION OF BUSINESS

CERES Coin LLC (the Company) was incorporated on November 13, 2017 in the state of Delaware as a limited liability corporation. The Company is a single member, manager managed, Limited Liability Company. The term of the Company is perpetual.

The Company has headquarters in Chicago, IL. The Company’s first line of business will provide loans to businesses primarily in the legal cannabis industry. Through single purpose entities, the Company anticipates making mid-term (i.e. 3-7 yr.), asset backed (primarily real estate backed), interest-bearing loans to cannabis growers, producers and retailers as well as landlord’s seeking to develop and lease property to such persons. Further, while the Company may lend to such borrowers for any working capital purposes, it is intended that the Company will initially focus on making Loans for the purpose of funding the initial acquisition/leasing/build-out costs related to grow-house/cultivation/production facilities.

The Company’s second line of business will be the implementation of a blockchain based transaction framework, and related form of cryptocurrency, designed to facilitate transactions related to, and to ease regulatory verification of, the growth, processing and sale of cannabis in the states/territories in which such sale is legal. Specifically, the Company believes that the use of the blockchain based framework will alleviate the highly fragmented cannabis market by both: (a) establishing a common transaction system and a common form of payment, which industry providers and purchasers can use to facilitate transactions, and (b) creating an immutable ledger of industry transactions which will ease transaction verification by regulators. In addition, the Company anticipates that the framework will allow for the creation and utilization of smart contract solutions between parties (e.g. growers, retailers, customers, etc.) which will permit the automatic recording and facilitating the exchange of goods, services, and private data. The Company anticipates earning a transaction fee each time the crypto currency is used in a transaction where goods or services are exchanged.

As of the date of these financial statements, the Company has not yet commenced principal operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for Presentation: The accounting records and the accompanying financial statements have been maintained and prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are in full compliance with such standards.

Going Concern: The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which necessarily contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the Company’s activities. The Company's ability to continue as a going concern is also contingent upon its ability to raise capital. The Company has incurred significant expenses since its inception, much of which remains unpaid, without having generated any revenues from business operations during such period. As a result, a significant capital infusion is necessary to pay such expenses and to make the Company viable. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. It should also be noted that the financial statements provided herein do not include any adjustment(s) that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company’s cash balances at financial institutions may exceed Federal Insurance Corporation limits at times. Management does not believe this presents a significant risk to the Company.

Revenue Recognition: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, provides more useful information to users of the financial statements through improved disclosure requirements, and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The Company’s revenues that come from interest income on loans are outside the scope of ASC 606. The Company’s services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include transaction fees from the use of CERES Coins. As the Company has not generated revenues to date, the adoption of this ASU does not have an impact on our financial statements.

Upon generation of revenues, the Company intends to account for its revenues and expenses as follows, by product line:

•	Coin transaction fees: the Company intends to account for 100% of coin transaction fees generated from the exchange of Coins through the network as revenue. After deducting operating expenses related to this product line, 20% of the net coin transaction fees will be paid to the Token holders. The remaining 80% of net coin transaction fees will be split between Ceres Coin LLC and the coin holders per formulae specified in the coin rights agreement. Distributed net coin transaction fee revenue to both Token holders and coin holders will be accounted for as interest expense.
•	Interest income on loans: the Company intends to account for 100% of loan interest income as revenue. After deducting operating expenses related to this product line, 80% of the net loan interest income will be paid to the Token holders. The remaining 20% of net loan interest income will be retained by Ceres Coin LLC. Distributed net loan interest income to Token holders will be accounted for as interest expense.

Income Taxes: The Company is a single member Limited Liability Company and is treated as a disregarded entity for federal tax purposes. Accordingly, the member is taxed individually on the Company’s income or losses. Therefore, the financial statements do not reflect a provision for income taxes. The Company accounts for the effect of any uncertain tax positions based on a "more likely than not'' threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Cryptocurrency: The Company’s blockchain based framework establishes two cryptocurrencies, CERES Coins and CERES Tokens. Coins and tokens have been coded but as of December 31, 2020 none have been issued.

When a purchaser buys a CERES Coin, the Company anticipates collecting a transaction fee from the proceeds and placing the remaining proceeds in an escrow account which is treated as a liability by the Company until the coins are redeemed by the purchaser at which point the proceeds, less transaction fees, will be returned to the purchaser. Other than the exchange of CERES Coins for proceeds held in escrow, the purchasers of CERES Coins have no additional rights or obligations from the Company.

When a purchaser buys a CERES Token, the Company anticipates using the proceeds to issue loans to third parties and to build out the blockchain framework.

The rights of the Token holders will be expressly limited to the specific distribution and voting rights discussed in the Offering Circular and Token Rights Agreements. Without limiting the generality of the foregoing, it should be noted that the holders of the Token will NOT have, or otherwise be entitled to: 1) any “preemptive rights,” “drag-along rights,” “tag-along rights,” or similar rights which the holders of other equity interests of the Company may now or hereafter have; and/or 2) except to the limited extent noted below, any vote (or any other say) on any matter regarding the Company or its Business.

In terms of voting rights, the Token holders will only have the right to vote on Major Loan Actions (as defined in the Token Rights Agreements) and to approve/disapprove certain amendments to the Token Rights Agreement. Except for the foregoing, a Token holder will not be entitled to any vote (or any other say) on any matter regarding the Company or its Business.

In terms of distribution rights The holders of the Tokens, as a group, will be entitled to receive:   1) eighty percent (80%) of the total net revenues (if any) actually received by the Company (whether directly or indirectly) from the Loan Business in perpetuity; and 2) twenty percent (20%) of the total net revenues (if any) actually received by the Company (whether directly or indirectly) from the Blockchain Business in perpetuity.  Such amounts payable to the holders of the Tokens pursuant to the foregoing will be promptly paid, annually, in cash, to the respective Token holders to the extent of positive net revenues actually received by the Company (whether directly or indirectly) from the Loan Business and the Blockchain Business, as applicable; and distributed to and among the respective Token holders pari-passu and pro-rata.

In the event of a Liquidation of the Blockchain Business and/or the Loan Business which occurs after the first sale of a Token, the then holders of the Tokens, as a group, will be entitled to receive a certain portion of the net proceeds received by the Company in connection with the same.

New Accounting Pronouncements: Due to the Company’s limited activity the Company expects that any accounting pronouncements, either in the adoption phase or not yet required to be adopted, are not likely to have a significant impact on the Company’s financial position or results of operations.

3. RELATED PARTIES

The Company’s expenses to date have been paid by CM Solutions LLC, the Company’s sole member owner, and CoolMellon LLC the managing member for CM Solutions LLC. CM Solutions LLC is controlled by the managers of the Company and they are the primary owners of CM Solutions LLC. As of December 31, 2019, the Company owed CoolMellon LLC $ 2,547 and CM Solutions LLC $ 60,966. These payables were satisfied by offsetting a receivable in the amount of $ 75,964 from CM Solutions LLC as of December 31, 2019 leaving the net due from CM Solutions LLC and CoolMellon LLC a total of $ 12,449, which was subsequently written off as a charge to net income at December 31, 2019.

During the year ended December 31, 2020, the Company paid $2,000 to CM Solutions LLC. CM Solutions LLC also paid $55,975 in vendor invoices on behalf of Ceres Coin. CM Solutions LLC then invoiced Ceres Coin for these payments, resulting in charges to Ceres Coin net income and recognition of accounts payable / accrued expenses due to CM Solutions LLC.

At December 31, 2020, Ceres Coin LLC owed CM Solutions LLC $113,006 and was owed $106,278 by CoolMellon LLC. At December 31, 2019, Ceres Coin LLC owed CM Solutions LLC $59,031 and was owed $106,278 by CoolMellon LLC.

4. Private Investment Agreements

In February 2018, the Company authorized the issuance and sale of up to $20,000,000 worth of Private Investment Agreements (PIA) to accredited investors. The PIA’s are unsecured and noninterest bearing. Proceeds from the PIA’s are to be used to issue loans to third parties. The PIA investors, as a group, will be entitled to receive 80% of the proceeds, net of repayment of principal (PIA loan net income), generated by the loans. The amounts due to the PIA investors from loan net income will be recorded as liabilities and will be distributed semi-annually to the holders pari passu and pro rata.

The PIA’s are redeemable for cash and, if the Company opens a qualified offering, includes a mandatory one-time option to convert their respective investment into cash or CERES Tokens. If the PIA is converted into cash, the cash conversion payment consisting of the PIA purchase price plus the PIA’s pro rata portion of unpaid PIA loan net income as of the conversion date is payable in cash to the investor in equal quarterly installments over the one-year period immediately following the conversion date. If a PIA is converted into CERES Tokens, the PIA is converted under the following formula: Total dollar amount invested in the PIA divided by the initial CERES Token price multiplied by 80%.

5. CM SOLUTIONS LLC UNSECURED REVOLVING PROMISSORY NOTE

On January 1, 2019 the company signed an unsecured revolving promissory note with CM Solutions, LLC, the company’s sole owner, to cover up to $500,000 at an interest rate of 5.00% per annum. The note matures at the earlier of (a) December 31, 2020 or (b) the closing date of a Qualified Financing event. As of December 19, 2020 the Qualified Financing event has not occurred. The note was renewed at January 1, 2021 and expires December 31, 2021. Prior advances on this loan have been made for payments of expenses covered by this note and as of December 31, 2018 those amounts totaled $ 173,326 as acknowledged by the management team of the Company and CM Solutions, LLC as the lender. In April, 2019 the Company’s management team applied receivables from CM Solutions, LLC against these advances and commitments leaving the note principal balance at $0. As of December 31, 2020 and 2019, no balances were outstanding under the unsecured revolving promissory note.

6. SUBSEQUENT EVENTS

Notice of Qualification. On March 29, 2021, CERES received a Notice of Qualification (Regulation A) from the SEC.

Related Party Transactions. During the period through December 20, 2021, the company received cash advances from CoolMellon LLC in the amount of $225,000 and from CM solutions in the amount of $37,000. Additionally, CoolMellon, LLC paid $19,360 of expenses on behalf of Ceres Coin, LLC and CM Solutions paid $120,055 of expenses on behalf of Ceres Coin, LLC. These expenses were invoiced to Ceres Coin, LLC and charged to operations.

ITEM 8.  EXHIBITS

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Exhibit

2.A.1*	Certificate of Formation of the issuer, filed November 13, 2017
2.A.2*	Certificate of Formation of CM Solutions LLC (f/k/a “CM Warehouse Solutions”), filed March 3, 2016
2.A.3*	Certificate of Filing of CoolMellon, LLC filed September 8, 2014
2.A.4*	Certificate of Amendment of CM Solutions LLC, filed June 15, 2017
2.B.1*	Operating Agreement of the issuer, effective as of November 15, 2017
2.B.2*	Limited Liability Company Agreement of CM Solutions LLC, effective as of April 8, 2018
2.B.3*	Limited Liability Company Agreement of CoolMellon, LLC, effective as of September 8, 2014
3.A*	Token Rights Agreement
3.B*	Coin Rights Agreement
3.C*	Form of previously issued “Private Investment Agreements”
4.A*	Form of Subscription Agreement
6.A*	Unsecured Promissory Note

*	Filed as an exhibit to the Company’s offering statement on Form 1-A and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on December 20, 2021.

CERES COIN LLC

By:	/s/ Charlie Uchill
Charlie Uchill, Manager, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer